As filed with the Securities and Exchange Commission on February 3, 2005
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                                Amendment No. 2

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                  Units of Limited Liability Company interest
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)


      John T. Ferguson, Jr.                           John H. Kim
         Vice President                       Director and Senior Counsel
  DB Hedge Strategies Fund LLC                 Deutsche Asset Management
       25 DeForest Avenue                          25 DeForest Avenue
    Summit, New Jersey 07901                    Summit, New Jersey 07901
         (908) 608-3113                              (908) 608-3160

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300


                              September 28, 2004
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)







==============================================================================

     This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 28, 2004 by DB Hedge Strategies Fund LLC (the "Fund"), as supplemented by the Supplement on Schedule TO (the "Amended Statement") originally filed on November 3, 2004, in connection with an offer by the Fund to repurchase up to 9,615 units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal and the Supplement thereto. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and
(a)(1)(iii) to the Statement on September 28, 2004 and copies of the Supplement were previously filed as Exhibit (a)(1)(iv) to the Amended Statement on November 3, 2004.

     This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The Offer expired at 12:00 midnight, Eastern Time, on November 16,
          2004.

     2. The Valuation Date of the Units tendered pursuant to the Offer was December 31, 2004.

     3. 7,279.0225 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer at a net asset value of $1,125.75 per Unit, as determined as of December 31, 2004, for an aggregate purchase price of $8,194,357.31.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DB HEDGE STRATEGIES FUND LLC


                                          /s/ Alexandra Toohey
                                          ------------------------------------
                                          Name: Alexandra Toohey
                                          Title: Treasurer

February 3, 2005